ELITE PHARMACEUTICALS, INC.

165 Ludlow Avenue

Northvale, NJ 07647

April 28, 2014

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Re:	Elite Pharmaceuticals, Inc.
Registration Statement now on Form S-1
SEC filing No. 333-195265

Dear Mr. Riedler:

Elite Pharmaceuticals, Inc. (“Elite”) hereby requests, pursuant to Rule 461 of Regulation C, that the effective date of the above referenced Registration Statement be accelerated so that it is declared effective at 4:00 p.m. on April 30, 2014 or as soon thereafter as practicable.

Elite acknowledges that the disclosure in the filing is the responsibility of Elite.

Elite also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Elite represents that it will not assert Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Elite further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Elite from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

ELITE PHARMACEUTICALS, INC.

By:	s/ Carter J. Ward
Carter J. Ward
Chief Financial Officer